Filed by EPIX Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Predix Pharmaceuticals Holdings, Inc.
Commission File Number: 333-133513
The following communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on current expectations of the management of EPIX Pharmaceuticals, Inc. (“EPIX”). These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond the control of EPIX, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. Such forward-looking statements include statements regarding: the expectation that preclinical data from studies in Alzheimer’s disease with PRX-03140 will be featured in an oral presentation at the 10th International Conference on Alzheimer’s Disease in Madrid, Spain from July 15-20, 2006; the efficacy and cognitive-enhancing effect of PRX-03140 including the data from several preclinical models suggesting that PRX-03140 significantly improved cognitive performance and working memory and study findings that show PRX-03140 increased levels of acetycholine (ACh), soluble amyloid precursor protein (sAPP) and brain-derived neurotrophic factor (BDNF) in regions of the brain known to be important for memory and demonstrated a trend towards reducing levels of specific amyloid proteins; the belief that there is a significant unmet medical need for a well-tolerated, effective treatment for Alzheimer’s disease that can be given once daily; estimates regarding the occurrence of Alzheimer’s disease including estimates that the population age 65 and older will double over the next 25 years, to over 70 million and that this growth in the elderly population is expected to result in a 44% average increase in Alzheimer’s disease patients in the United States by 2025; the estimate that the global market for Alzheimer’s disease drugs is expected to grow to nearly $7 billion by 2010; the belief that replacement of the prominent neurotransmitter lost in Alzheimer’s disease should provide significant clinical benefit; the belief that the search for agents which increase the production and/or release of ACh, which can be used alone or in combination with AChE inhibitors, may yield a drug candidate with significant clinical benefit and that early data suggest PRX-03140 may meet this need; the expectation that Predix will complete the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder for its lead drug candidate, PRX-00023, in the second half of 2006; the expectation that PRX-03140 for the treatment of Alzheimer’s disease will enter Phase IIa later this year; the expectation that PRX-08066 for the treatment of pulmonary hypertension (PH) and PH associated with chronic obstructive pulmonary disease will enter Phase IIa in 2006; and the expectation that PRX-07034 will be developed for the treatment of obesity and for cognitive impairment associated with Alzheimer’s disease or schizophrenia. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the merger, failure of EPIX’s or Predix’s stockholders to approve the merger, EPIX’s or Predix’s inability to satisfy the conditions of the merger, the risk that EPIX’s and Predix’s businesses will not be integrated successfully, the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies, the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials, the risk that clinical trials may not result in marketable products, the risk that the combined company may be unable to successfully secure regulatory approval of and market its drug candidates, the risks associated with reliance on outside financing to meet capital requirements, risks associated with Predix’s new and uncertain technology, the development of competing systems, the combined company’s ability to protect its proprietary technologies, patent-infringement claims, risks of new, changing and competitive technologies and regulations in the U.S. and internationally. You are urged to consider statements that include the words

“may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. These factors and others are more fully discussed in EPIX’s periodic reports and other filings with the Securities and Exchange Commission.
     EPIX undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.
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THE FOLLOWING IS THE PRESS RELEASE ISSUED BY PREDIX ON JULY 18, 2006
FOR IMMEDIATE RELEASE
CONTACT:
Sheryl Seapy, Pure Communications
(949) 608-0841
Predix Pharmaceuticals Announces Findings From Preclinical Cognition Studies at the
10th International Conference on Alzheimer’s Disease
PRX-03140 is expected to enter into a Phase II clinical trial later this year
LEXINGTON, Mass., July 18, 2006 — Predix Pharmaceuticals, which recently announced a definitive agreement to merge with EPIX Pharmaceuticals (Nasdaq: EPIX), announced today that preclinical data from studies in Alzheimer’s disease with PRX-03140, a highly selective, proprietary serotonin 4 (5-HT4) receptor agonist, will be featured in an oral presentation at the 10th International Conference on Alzheimer’s Disease in Madrid, Spain from July 15-20, 2006. The Conference, part of the Alzheimer’s Association research program, brings together more than 5,000 researchers to share information and resources on the etiology, pathology and treatment of Alzheimer’s disease and related disorders.
Predix will present data from several preclinical models suggesting that PRX-03140 significantly improved cognitive performance and working memory. Study findings also showed that PRX-03140 increased levels of acetylcholine (ACh) in the brain and demonstrated a trend towards reducing levels of specific amyloid proteins. PRX-03140 was further found to increase levels of brain nerve growth factor, a protein that regulates nerve cell development, repair, and regeneration, and brain-derived neurotrophic factor, a protein that promotes cell growth and survival.
“We are pleased to present these findings from several well-established preclinical models that show the cognitive enhancing effect of PRX-03140,” said Michael G. Kauffman, M.D., Ph.D., president and CEO of Predix. “We believe there is a significant unmet medical need for a well-tolerated, effective treatment for Alzheimer’s disease that can be given once daily, and we are excited about the data we have seen in Phase I trials of PRX-03140 in over 100 patients and healthy volunteers.”
About PRX-03140
PRX-03140 is Predix’s second of four clinical drug candidates discovered utilizing computer-based G-Protein Coupled Receptors (GPCR) models and optimized with integrated computational-medicinal chemistry. PRX-03140 is highly selective for the 5-HT4 receptor in the brain, and preclinical studies have shown that it improves cognitive function, as well as increases levels of acetylcholine, soluble amyloid precursor protein (sAPP) and brain-derived neurotrophic factor (BDNF) in regions of the brain known to be important for memory.
About Alzheimer’s Disease
Alzheimer’s disease is a debilitating neurodegenerative disorder characterized by progressive loss of memory and cognitive function, affecting 4.5 million Americans according to the Alzheimer’s Association, and over 9 million worldwide according to the Alzheimer’s Disease International Association. The U.S. National Institute of Aging estimates that about 5% of the population aged 65-74 and as many as 50% of those over age 85 have the disease. According to U.S. Census data, the 65 and older population will double over the next 25 years, to over 70 million, when the youngest post-

World War II baby boomers turn older than 65. A recent study in the journal Neurology showed that this growth in the elderly population is expected to result in a 44% average increase in Alzheimer’s disease patients in the United States by 2025. The global market for Alzheimer’s disease drugs is growing rapidly, from $3 billion in 2004 to nearly $7 billion expected in 2010, as estimated by Espicom.
Acetylcholinesterase (AChE) inhibitors, a class of drugs approved for the treatment of Alzheimer’s disease, are active in patients provided that endogenous production of ACh is sufficient to maintain local levels. As Alzheimer’s disease progresses, ACh production declines, and brain levels of this critical neurotransmitter decline. In parallel with effective therapeutics in other neurodegenerative diseases (e.g., Parkinson’s Disease), replacement of the prominent neurotransmitter lost in Alzheimer’s disease should provide significant clinical benefit. However, neither ACh nor its components can be given in sufficient quantities to increase brain ACh levels with tolerable side effects. The search for agents which increase the production and/or release of ACh, which can be used alone or in combination with AChE inhibitors, may therefore yield a drug candidate with significant clinical benefit. Early data suggest PRX-03140 may meet this need.
About Predix Pharmaceuticals Holdings, Inc.
Predix, based in Lexington, MA, is a pharmaceutical company focused on the discovery and development of novel, highly selective, small-molecule drugs that target G-Protein Coupled Receptors (GPCRs) and ion channels. Using its proprietary drug discovery technology and approach, Predix has advanced four internally-discovered drug candidates into clinical trials and has five additional programs in preclinical development and discovery. Predix is expected to complete the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder for its lead drug candidate, PRX-00023, in the second half of 2006. In addition to PRX-00023, Predix has three other clinical-stage drug candidates: PRX-03140 for the treatment of Alzheimer’s disease, which is expected to enter Phase IIa later this year; PRX-08066 for the treatment of pulmonary hypertension (PH) and PH associated with chronic obstructive pulmonary disease, which recently completed a Phase Ib trial and is expected to enter a Phase II trial in 2006; and, PRX-07034, which recently entered a Phase I trial and is expected to be developed for the treatment of obesity and for cognitive impairment associated with Alzheimer’s disease or schizophrenia. Additional information about Predix can be found on the company’s website at www.predixpharm.com.
About EPIX Pharmaceuticals, Inc.
EPIX Pharmaceuticals, Inc., based in Cambridge, MA, discovers and develops innovative pharmaceuticals for imaging that are designed to transform the diagnosis, treatment and monitoring of disease. The Company uses its proprietary Target Visualization Technology™ to create imaging agents targeted at the molecular level, designed to enable physicians to use Magnetic Resonance Imaging (MRI) to obtain detailed information about specific disease processes. On April 3, 2006, EPIX announced a definitive agreement to merge with Predix Pharmaceuticals to create a specialty pharmaceutical company with capabilities in both therapeutics and imaging. To receive the latest EPIX news and other corporate developments, please visit the EPIX website at www.epixpharma.com.
Additional Information About the Merger And Where To Find It
EPIX has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger with Predix. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus will be sent to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto and other documents filed by EPIX at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc. 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260; e-mail: investors@predixpharm.com.
EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger is included in the registration statement containing the proxy statement/prospectus that has been filed with the Securities and Exchange Commission and is available free of charge as indicated above.
Safe Harbor Statement
Certain statements in this news release concerning Predix’s business are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, those relating to the timing and results of future clinical development of Predix’s drug candidates, including PRX-03140, as well as the potential efficacy, safety and tolerability of such drug candidates. Any or all of the forward-looking statements in this press release can be affected by inaccurate assumptions Predix might make or by known or unknown risks and uncertainties, including, but not limited to: the early stage of product development; uncertainties as to the future success of ongoing and planned clinical trials; and the unproven safety and efficacy of products under development. Consequently, no forward-looking statement can be guaranteed, and actual results may vary materially. Predix undertakes no obligation to publicly update forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law.
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EPIX has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger with Predix Pharmaceuticals. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus will be sent to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto (when they are available) and other documents filed by EPIX at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc. 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260; e-mail: investors@predixpharm.com.
EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger is included in the registration statement containing the joint proxy statement/prospectus filed with the Securities and Exchange Commission and available free of charge as indicated above. Information regarding EPIX’s executive officers and directors is also available in EPIX’s Form 10-K, as amended, for the year ended December 31, 2005, which was filed with the Securities and Exchange Commission on March 1, 2006 and amended on April 28, 2006. You can obtain free copies of these documents using the contact information above.